UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.__________________________)

ALMADEN MINERALS LTD.

_______________________________________________________

(Name of Issuer)

Common Shares

_______________________________________________________

(Title of Class of Securities)

020283107

_______________________________________________________

(CUSIP Number)

Duane Poliquin, 1103-750 W Pender St., Vancouver, B.C., Canada  V6C 2T8

_______________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Communications)

November 2, 2010

________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

CUSIP Number:  020283107

1.

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

James Duane Poliquin

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [   ]

(b)      [   ]

3.

SEC Use Only  ___________________________________________________________

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   [    ]

6.

Citizenship or Place of Organization

Canadian

Number of	7.	Sole Voting Power - 3,114,537
Shares
Beneficially	8.	Shared Voting Power - 69,300
Owned by Each
Reporting	9.	Sole Dispositive Power - 3,114,537
Person With
	10.	Shared Dispositive Power - 69,300

11.

Aggregate Amount Beneficially Owned by Each Reporting Person   - 3,183,837

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [    ]

13.

Percent of Class Represented by Amount in Row (11)  - 5.8%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP Number:  020283107

Item 1.

Security and Issuer

Common shares of Almaden Minerals Ltd. located at 750 West Pender, Suite 1103, Vancouver, B.C., Canada  V6C 2T8

Item 2.

Identity and Background

(a)

James Duane Poliquin

(b)

750 West Pender, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(c)

Self-employed professional geological engineer, Chairman and Director of Almaden Minerals Ltd.

(d)

No

(e)

No

(f)

Canadian citizen

Item 3.

Source and Amount of Funds or Other Consideration

Personal funds

Item 4.

Purpose of the Transaction

Transactions in the normal course of business.   Stock options granted as incentive to increase performance.

Item 5.

Interest in Securities of the Issuer

(a)

3,183,837 (5.8%) including incentive options to acquire 1,010,000 shares

(b)

sole power to vote and direct the vote and dispose or direct the disposition of  3,114,537 shares, shared power to vote or direct the vote and dispose or direct the disposition of 69,300 shares with:

Judy Poliquin

1987 Acadia Road, Vancouver, B.C.  V6T 1R4

Homemaker

No convictions in criminal proceedings

Not part to a civil proceeding of a judicial or administrative body of competent jurisdiction

Canadian citizen

(c)

11/14/08 acquired 10,000 units @ Cdn. $0.70 per unit privately consisting of 1 share and 1 share purchase warrant exercisable at Cdn. $1.00 per share

12/29/08 granted 100,000 incentive options exercisable at Cdn. $0.68 per share

12/29/08 gifted 20,000 shares @ Cdn. $0 in private transaction

02/18/09 sold 102,000 shares @ Cdn. $1.11 per share in the public market

11/14/09 expired 10,000 warrants exercisable at Cdn. $1.00 per share

12/14/09 expired 236,000 incentive options exercisable @ Cdn. $1.67 per share

01/04/10 granted 220,000 incentive options exercisable at Cdn. $1.14 per share

05/31/10 acquired 1,000 shares @ Cdn. $1.01 per share in the public market

05/31/10 acquired 1,800 shares @ Cdn. $1.02 per share in the public market

05/31/10 acquired 3,000 shares @ Cdn. $1.03 per share in the public market

05/31/10 acquired 2,000 shares @ Cdn. $1.04 per share in the public market

06/17/10 expired 240,000 incentive options exercisable @ Cdn. $1.79 per share

06/21/10 granted 240,000 incentive options exercisable at Cdn. $1.00 per share

06/29/10 acquired 20,000 shares @ Cdn. $1.20 per share in private transaction

08/26/10 exercised 100,000 incentive options into 100,000 shares @ Cdn. $0.68 per share

08/27/10 sold 10,000 shares @ Cdn. $1.00 per share in private transaction

08/27/10 granted 100,000 incentive options exercisable at Cdn. $2.22 per share

11/02/10 gifted 20,000 shares @ Cdn. $0 in private transaction

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7.

Material to be Filed as Exhibits

N/A

CUSIP Number:  020283107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2010

DATED:            __________________________

___________

/s/Duane Poliquin

SIGNATURE:  ______________________________________

Duane Poliquin, Chairman

NAME/TITLE:  ___________________________________